Exhibit 99.1

Summit Therapeutics plc

(“Summit Therapeutics” or the “Company”)

Award of Restricted Stock Units

Oxford, UK, and Cambridge, MA, US, 14 January 2019 - Summit Therapeutics (AIM: SUMM, NASDAQ: SMMT), a leader in antibiotic innovation, announces a grant of restricted stock units (‘RSUs’) was made to the Non-Executive Directors on 11 January 2019. This grant is made according to the Company’s 2017 Remuneration Policy and represents the annual grant of RSUs to the Company’s Non-Executive Directors for the calendar year 2019. Details of the RSU grant are summarised below.

The Company also announces that its Non-Executive Chairman, Dr Frank Armstrong, has surrendered 37,500 share options. The surrendered share options were awarded in July 2014 and vested in March 2017. The decision to surrender is part of the Company’s objective of meeting best UK corporate governance practice that favours non-performance remuneration such as RSUs. As a result of this surrender, none of the Non-Executive Directors now hold any share options, with any outstanding awards having been surrendered during the current financial year.

Details of the Award of Restricted Stock Units

Director	Position	RSU’s Awarded	Total RSUs Held
Frank Armstrong	Non-Executive Chairman	288,461	325,046
Leopoldo Zambeletti	Non-Executive Director	134,615	151,688
Valerie Andrews	Non-Executive Director	134,615	151,688
Dave Wurzer	Non-Executive Director	134,615	151,688

Each RSU entitles the holder to subscribe for an Ordinary Share at a subscription price of one penny per Ordinary Share. The RSUs have a vesting period of one year and no performance conditions. The RSUs granted will vest on 11 January 2020.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for infections caused by C. difficile, N. Gonorrhoeae and ESKAPE pathogens and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	+44 (0)1235 443 951
Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer, Corporate Finance Tom Salvesen, Corporate Broking

Bryan Garnier & Co Limited (Joint Broker)	Tel:	+44 (0)20 7332 2500
Phil Walker / Dominic Wilson

MSL Group (US)	Tel:	+1 781 684 6557
Jon Siegal		summit@mslgroup.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Sue Stuart / Jessica Hodgson /		summit@consilium-comms.com
Lindsey Neville

Notification of a Transaction pursuant to Article 19(1) of Regulation (EU) No. 596/2014

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Frank Armstrong

2	Reason for the notification
a)	Position / status	Non-Executive Chairman
b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Summit Therapeutics plc
b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01
b)	Nature of the transactions	Grant of restricted stock units

		Price(s)	Volume(s)
c)	Price(s) and volume(s)	1 penny per share (subscription price)	288,461
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	11 January 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leopoldo Zambeletti

2	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Summit Therapeutics plc
b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01
b)	Nature of the transactions	Grant of restricted stock units

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1 penny per share (subscription price)	134,615
d)	Aggregated information
	- Aggregated volume	N/A
- Price
e)	Date of the transaction	11 January 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Valerie Andrews

2	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Summit Therapeutics plc
b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01
b)	Nature of the transactions	Grant of restricted stock units

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1 penny per share (subscription price)	134,615
d)	Aggregated information
	- Aggregated volume	N/A
- Price
e)	Date of the transaction	11 January 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dave Wurzer

2	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Summit Therapeutics plc
b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01
b)	Nature of the transactions	Grant of restricted stock units

		Price(s)	Volume(s)
c)	Price(s) and volume(s)	1 penny per share (subscription price)	134,615

d)	Aggregated information
	- Aggregated volume	N/A
- Price
e)	Date of the transaction	11 January 2019
f)	Place of the transaction	Outside a trading venue

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